SUB-ITEM 77Q1(a):  EXHIBITS

WesMark Funds

Amendment #7
to the By-Laws

Effective November 7, 2006

Insert the following paragraph as paragraph three under Section 1. General. in ARTICLE
IX,  INDEMNIFICATION OF TRUSTEES AND OFFICERS:

	ACTIONS BY TRUSTEE AGAINST THE TRUST.
Notwithstanding the foregoing,
with respect to any action, suit or other proceeding voluntarily prosecuted by any Covered
Person as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such Covered Person (a) was authorized by a majority of the Trustees or (b) was instituted by the Covered Person to enforce his rights to indemnification hereunder in a case in which the Covered Person is found to be entitled to such indemnification.